Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

John Bean Technologies Corporation:

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-152685 and 333-152682) of John Bean Technologies Corporation of our reports dated March 4, 2010, with respect to the consolidated balance sheets of John Bean Technologies Corporation and subsidiaries as of December 31, 2009 and 2008, and the related consolidated and combined statements of income, cash flows and changes in stockholders’ equity for each of the years in the three-year period ended December 31, 2009, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports are included in the December 31, 2009 annual report on Form 10-K of John Bean Technologies Corporation.

/s/ KPMG LLP

Chicago, Illinois

March 4, 2010